

Mail Stop 3720

September 23, 2009

By U.S. Mail and facsimile to (781) 251-4655

Mr. Richard T. Riley
Executive Chairman
LoJack Corporation
200 Lowder Brook Drive, Suite 1000
Westwood, MA 02090

   RE: LoJack Corporation
      Form 10-K for the year ended December 31, 2008
      Filed March 13, 2009
      File No. 1-08439

Dear Mr. Riley:

   The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director